Filed by Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Lakeland Bancorp, Inc.

Commission File No.: 000-17820

Lakeland bancorp, inc.	Administrative Center: 250 Oak Ridge Road Oak Ridge, N.J. 07438 (973) 697-2000
Offices in Bergen, Essex, Morris Passaic & Sussex Counties

news release

FOR RELEASE:	Thursday, April 10, 2003	CONTACT:	Roger Bosma President & CEO Joseph F. Hurley EVP & CFO 973-697-2000

Lakeland Bancorp Reports A 14% Increase in First Quarter Earnings Per Share

Oak Ridge, NJ – April 10, 2003 —Lakeland Bancorp, Inc. (Nasdaq: LBAI) reported first quarter diluted earnings per share of $0.25 per share, a 14% increase compared to $0.22 per share for the first quarter 2002. Net Income was $3.5 million, up 9% from $3.2 million for the same period in 2002. Annualized Return on Average Assets was 1.17% and Annualized Return on Average Equity was 15.84% for the first quarter 2003.

Lakeland Bancorp also announced that it has declared a quarterly cash dividend of $0.095 per common share. The cash dividend will be paid on May 15, 2003 to holders of record as of the close of business on April 30, 2003.

Roger Bosma, Lakeland Bancorp’s President and CEO said, “We are pleased to report that earnings for the first quarter of 2003 continued to show the strength that was reported in 2002. Deposits in the first quarter continue to grow at a significant rate as we continue to expand our network in the northern New Jersey market. Our pending acquisition of Community State Bank will further enhance our franchise value by expanding our presence in Bergen County.”

Earnings

Net Interest Income

Net interest income for the first quarter of 2003 was $12.3 million or 10% higher than the $11.2 million earned in the first quarter of 2002. Net interest margin decreased to 4.49% from 4.80% in the first quarter of 2002. The Company’s average cost of interest bearing liabilities decreased 61 basis points from 2.32% in the first quarter of 2002 to 1.71% in the first quarter of 2003. The Company’s yield on interest earning assets declined 76 basis points from 6.63% in the first quarter of 2002 to 5.87% in the first quarter of 2003 resulting from the declining interest rate environment.

[LOGO] EQUAL HOUSING LENDER

MEMBER FEDERAL DEPOSIT INSURANCE CORP.

-continued-

Noninterest income

Noninterest income, excluding gains on investment securities sold, totaled $2.3 million or 8% higher than the first quarter of 2002. Service charges on deposit accounts increased 7% to $1.5 million, and commissions and fees increased 18% to $539,000, primarily due to increased loan volume.

Noninterest expense

Noninterest expense for the first quarter of 2003 was $9.0 million, an increase of 12% compared to the first quarter of 2002. This increase reflects higher salary and benefit expense due to branch expansion as well as normal salary and benefit increases. Other noninterest expenses increased by 21% in the first quarter of 2003 primarily due to legal expenses, marketing expenses, consulting costs relating to an operational efficiency review, and increased utility and snow removal costs this past winter. The bank’s efficiency ratio was 59.6% in the first quarter of 2003.

Financial Condition

At March 31, 2003, total assets were $1.26 billion, an increase of $54.6 million or 5% from year-end.

Loans

In the first quarter of 2003, commercial loans increased $9.8 million or 3% from year-end, while consumer and home equity loans showed a modest increase of $2.3 million. Residential mortgage loans decreased $4.6 million or 3% due to significant loan refinancing activity.

Asset Quality

At March 31, 2003, non-performing assets totaled $20.4 million (1.62% of total assets) including $16.0 million related to commercial lease pools (1.27% of total assets) and $4.4 million of other non-performing assets (0.35% of total assets). The Allowance for Loan and Lease Losses totaled $18.6 million at March 31, 2003 and represented 2.57% of total loans.

Deposits

At March 31, 2003, total deposits were $1.12 billion, an increase of $59.0 million or 6% from December 31, 2002. Core deposits, which are defined as noninterest bearing deposits and savings and interest bearing transaction accounts, increased by $58.8 million or 7% to $866.5 million. Core deposits, as defined, represent 78% of total deposits, up from 76% at year-end.

Capital

Stockholders’ equity was $92.5 million and book value per common share was $6.51. As of March 31, 2003, the Company’s leverage ratio was 6.95%. Tier I and total risk based capital ratios were 10.94% and 12.21%, respectively. These regulatory capital ratios exceed those necessary to be considered a well-capitalized institution under Federal guidelines.

The information disclosed in this document includes various forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to credit quality (including delinquency trends and the allowance for loan and lease losses), corporate objectives, and other financial and business matters. The words “anticipates”, “projects”, “intends”, “estimates”, “expects”, “believes”, “plans”, “may”, “will,”, “should”, “could”, and other similar expressions are intended to identify such forward-looking statements. The Company cautions that these forward-looking statements are necessarily speculative and speak only as of the date made, and

-continued-

are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-looking statements.

In addition to the factors disclosed by the Company elsewhere in this document, the following factors, among others, could cause the Company’s actual results to differ materially and adversely from such forward-looking statements: pricing pressures on loan and deposit products; competition; changes in economic conditions nationally, regionally and in the Company’s markets; the extent and timing of actions of the Federal Reserve Board; changes in levels of market interest rates; clients’ acceptance of the Company’s products and services; credit risks of lending activities and competitive factors; whether or not the Company ultimately receives payment of all amounts due from the lease portfolio as described in Note 15-Commitments and Contingencies in Notes to the Consolidated Financial Statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002; changes in the conditions of the capital markets in general and in the capital markets for financial institutions in particular and the impact of the war in Iraq on such markets; the ability of the Company to integrate Community State Bank promptly into the Company’s overall business and plans if the pending merger with Community State Bank (and its CSB Financial Corp. holding company) is consummated; and the extent and timing of legislative and regulatory actions and reforms.

The above-listed risk factors are not necessarily exhaustive, particularly as to possible future events, and new risk factors may emerge from time to time. Certain events may occur that could cause the Company’s actual results to be materially different than those described in the Company’s periodic filings with the Securities and Exchange Commission. Any statements made by the Company that are not historical facts should be considered to be forward-looking statements. The Company is not obligated to update and does not undertake to update any of its forward-looking statements made herein.

The Company plans to file a Registration Statement on SEC Form S-4 in connection with the pending merger and the parties expect to mail a Proxy Statement/Prospectus to CSB Financial Corp.’s shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CSB FINANCIAL CORP., COMMUNITY STATE BANK, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, the Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by the Company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. The Company’s filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. CSB Financial Corp., its directors, executive officers and certain members of management and employees may be soliciting proxies from CSB Financial Corp’s stockholders in favor of the adoption of the merger agreement. A description of any interests that CSB Financial Corp.’s directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

Lakeland Bancorp, Inc.

Financial Highlights

(unaudited)

	Three months ended March 31,
	2003	2002
	(Dollars in thousands except per share amounts)
INCOME STATEMENT
Net Interest Income	$12,310	$11,195
Provision for Loan and Lease Losses	750	750
Noninterest Income (excluding investment security gains	2,314	2,151
Gain on sales of investment securities	265	74
Noninterest Expense	8,967	7,974

Pretax Income	5,172	4,696
Tax Expense	1,629	1,455

Net Income	$3,543	$3,241

Basic Earnings Per Share	$0.25	$0.23
Diluted Earnings Per Share	$0.25	$0.22
Dividends per share	$0.095	$0.086
Weighted Average Shares—Basic	14,210	14,370
Weighted Average Shares—Diluted	14,444	14,609

SELECTED OPERATING RATIOS
Return on Average Assets	1.17%	1.24%
Return on Average Equity	15.84%	15.13%
Yield on Interest Earning Assets	5.87%	6.63%
Cost of funds	1.71%	2.32%
Net interest spread	4.16%	4.31%
Net interest margin	4.49%	4.80%
Efficiency ratio	59.63%	57.91%
Stockholders’ equity to total assets	7.33%	8.06%
Book value per share	$6.51	$6.04
Closing stock price	$15.90	$16.82

ASSET QUALITY RATIOS
Ratio of net charge-offs to average loans	0.03%	0.07%
Ratio of allowance to total loans	2.57%	1.41%
Non-performing loans to total loans	2.81%	1.47%
Non-performing assets to total assets	1.62%	0.88%
Allowance to non-performing loans	91.32%	96.33%

SELECTED BALANCE SHEET DATA AT PERIOD-END
	3/31/2003	12/31/2002
Loans	$726,128	$718,676
Allowance for Loan and Lease Losses	18,629	17,940
Investment Securities	419,826	407,843
Total Assets	1,261,744	1,207,105
Deposits	1,118,091	1,059,092
Borrowings	13,328	19,974
Long Term Debt	31,000	31,000
Stockholders’ Equity	92,469	90,767

SELECTED AVERAGE BALANCE SHEET DATA
	For the quarter ended
	3/31/2003	3/31/2002
Loans	$720,210	$612,908
Interest-Earning Assets	1,144,826	971,033
Deposits	1,083,986	922,279
Total Assets	1,231,037	1,059,911
Common Equity	90,688	86,881

Lakeland Bancorp, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

ASSETS	March 31, 2003	December 31, 2002
(dollars in thousands)	(unaudited)
Cash and due from banks	$42,203	$32,775
Federal funds sold and interest-bearing deposits due from banks	31,035	2,690

Total cash and cash equivalents	73,238	35,465

Investment securities available for sale	372,290	361,760
Investment securities held to maturity; fair value of $49,641 in 2003 and $48,436 in 2002	47,536	46,083
Loans:
Commercial	324,134	314,378
Residential mortgages	165,458	170,039
Consumer and home equity	236,536	234,259

Total loans	726,128	718,676
Plus: deferred costs	384	982
Less: Allowance for loan and lease losses	18,629	17,940

Net loans	707,883	701,718
Premises and equipment—net	24,867	25,167
Accrued interest receivable	5,467	5,495
Other assets	30,463	31,417

TOTAL ASSETS	$1,261,744	$1,207,105

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits:
Noninterest bearing	$216,479	$214,110
Savings and interest-bearing transaction accounts	650,070	593,637
Time deposits under $100	181,313	179,423
Time deposits $100 and over	70,229	71,922

Total deposits	1,118,091	1,059,092
Federal funds purchased and securities sold under agreements to repurchase	13,328	19,974
Long-term debt	31,000	31,000
Other liabilities	6,856	6,272

TOTAL LIABILITIES	1,169,275	1,116,338

STOCKHOLDERS’ EQUITY
Common stock, no par value; authorized shares, 40,000,000; issued shares, 14,671,097 at March 31, 2003 and December 31, 2002	101,525	101,664
Accumulated Deficit	(7,245)	(9,436)
Treasury stock, at cost, 463,958 shares at March 31, 2003 and 444,018 at December 31, 2002	-6,408	-5,881
Accumulated other comprehensive income	4,597	4,420

TOTAL STOCKHOLDERS’ EQUITY	92,469	90,767

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,261,744	$1,207,105

Lakeland Bancorp, Inc. and Subsidiaries

CONSOLIDATED INCOME STATEMENTS

(Unaudited)

	Three months Ended March 31,
	2003	2002
	(In thousands, except per share data)
INTEREST INCOME
Loans and fees	$11,853	$10,957
Federal funds sold and interest bearing deposits with banks	68	87
Taxable investment securities	3,632	3,980
Tax exempt investment securities	658	560

TOTAL INTEREST INCOME	16,211	15,584

INTEREST EXPENSE
Deposits	3,436	3,951
Securities sold under agreements to repurchase	63	75
Long-term debt	402	363

TOTAL INTEREST EXPENSE	3,901	4,389

NET INTEREST INCOME	12,310	11,195
Provision for loan and lease losses	750	750

NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	11,560	10,445

NONINTEREST INCOME
Service charges on deposit accounts	1,511	1,413
Commissions and fees	539	456
Gain on the sales of investment securities	265	74
Gain on sale of leases	25	53
Other income	239	229

TOTAL NONINTEREST INCOME	2,579	2,225

NONINTEREST EXPENSE
Salaries and employee benefits	4,959	4,654
Net occupancy expense	925	789
Furniture and equipment	814	695
Stationery, supplies and postage	330	309
Other expenses	1,939	1,527

TOTAL NONINTEREST EXPENSE	8,967	7,974

INCOME BEFORE PROVISION FOR INCOME TAXES	5,172	4,696
Provision for income taxes	1,629	1,455

NET INCOME	$3,543	$3,241

EARNINGS PER COMMON SHARE
Basic	$0.25	$0.23

Diluted	$0.25	$0.22

DIVIDENDS PER SHARE	$0.095	$0.086